Mail Stop 3561

November 30, 2007

<u>By Facsimile and U.S. Mail</u>

Kevin T Ryan
Chief Executive Officer
Seaena, Inc.
1181 Grier Drive, Suite B
Las Vegas, NV 89119

> **Re:** **Seaena, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Filed April 6, 2007**
> **Form 10-QSB for the Period Ended September 30, 2007**
> **Filed November 14, 2007**
> **File No.'s 000-29781**

Dear Mr. Ryan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 6. Managements' Discussion and Analysis or Plan of Operation, page 11

Critical Accounting Policies and Estimates, page 13

1.      Please tell us why there is no deferred revenue on the balance sheet at December 31, 2006.  Given that you no longer lease machines, tell us why you believe that this accounting policy is critical to your company.  Tell us what were the significant estimates utilized by management in calculating deferred revenue. Tell us the alternative accounting treatments permitted under GAAP.

Stock Based Transactions, page 14

2.      Disclose significant assumptions and provide a sensitivity analysis.  See SAB Topic 14.M.

Intangible Assets, page 14

3.      **Please provide quantification of associated intangible asset balances and any impairment losses recorded in the financial statements.  Also disclose the significant assumptions you have used in the assessing the recoverability of definite lived intangible assets as well as the fair value of goodwill.**

Results of Operations, page 14

4.      The current disclosure comparing consolidated revenue on a year to year basis lacks any analysis of your operating performance.  In future filings please expand managements' discussion to include financial measures and variables that management considers in its evaluation of revenue and results of operations.  For example, you should discuss the operational results and material changes affected by customer classes such as corporate, colleges, infinity buying clubs and independent retail kiosks already disclosed in the filing.  Also discuss and quantify the material changes within consolidated revenue caused by changes in product sales, machine sales and royalty revenue.  For instance, explain the impact to your business caused by the decision to sell laser equipment rather than lease to licensees.  See Item 303(b)(1) of Regulation S-B and SEC Release 33-8350.  Please show us what your revised disclosure looks like.

Item 13. Exhibits, page 26

5.      Please advise or include a list of all subsidiaries in your future filings.  We note
        your consolidation policy lists several entities as subsidiaries.  See Item
        601(a)(21) of Regulation S-B.

Consolidated Balance Sheet, page F-2

6.      Please advise or revise Class B to indicate it is a convertible preferred security.

7.      Please tell us how you account for the 49% minority owned interest in LDI, LLC
        and where it is presented in your financial position and results of operations.

Consolidated Statements of Stockholders' Equity, page F-4

8.      Please tell us your consideration of any existing beneficial conversion feature and
        deemed dividend on the issuance of Class B preferred shares.  It looks as if the
        fair value of common stock exceeds the conversion price of preferred shares into
        common shares as of March 31, 2006 or the date you completed the acquisition.
        Please be detailed in your response and include the calculation used to reach your
        conclusion as well as support for fair values and other assumptions made by
        management.

Consolidated Statements of Cash Flows, page F-5

9.      Please disclose all non-cash investing and financing activities in the periods
        presented, as applicable.   For example, we do not see any narrative or
        summarized schedule of the shares issued for U.S. Laser, Ltd. or surrendered for
        equipment and Crystalix Europe.

Note 1 – Organization and Significant Accounting Policies, page F-6

10.     Tell us your consideration of SFAS No. 131.

Stock Splits, page F-7

11.     Please tell us how the pre-split 300 million authorized common shares converts to
        50 million on a post split basis.  We note the reverse split ratio was 1:35.

Goodwill and Intangible Assets, page F-10

12.     Please tell us the amount of website costs capitalized and where it is presented in your balance sheet.  It is not evident from your presentation or disclosure.

Revenue Recognition, page F-11

13.     Your policy note discloses that laser equipment is leased while page 13 discloses laser equipment is sold and no longer leased.  Please tell us if there is a discrepancy between these disclosures and revise any inaccurate disclosures to reflect the actual economics involved with laser equipment, as applicable.

Deferred Revenue, page F-12

14.     Please confirm the deferred revenue discussed here is the customer deposit balance classified as a current liability.  If so, please tell us why a portion of this balance is not classified as non-current given that deferred revenue on laser equipment leases is recognized over the term of the agreement and these leases typically have 5 year terms.

Note 2 – Acquisition and Disposition, page F-17

15.     In the Form 8-K filed on April 5, 2006 you disclose U.C. Laser Ltd. financial statements and pro forma information will be disclosed in an amended filing.  Please explain why you have not since filed the information and include an analysis that supports your conclusion that the financial statements and pro forma information were not required, as applicable.  Please also include the acquisition of LDC, LLC in your response and include any references to the regulations to support your conclusions.

16.     Please advise or include the pro forma comparative financial information required by paragraphs 54 and 55 of SFAS No. 141 in your next annual filing.

Disposition, page F-18

17.     Please tell us how you have complied with the requirement to disclose the carrying values of Crystalix Europe's assets and liabilities.  See paragraph 47.a. of SFAS No 144.  Please advise or provide the required disclosure in your response.

Note 8 – Stockholders' Deficit, page F-20

18.     Please explain why you accounted for the extinguishment of debt with CMKXTREME as a capital transaction.  Specifically tell us how this party qualifies as a related party.  If they do not qualify, please tell us why the difference between the reacquisition price, or common share fair values, and the net carrying amount of extinguished debt is recorded in conformance with GAAP.  Please include the applicable GAAP to support your conclusion.

Note 7 – Related Party, page F-20

19.     Please describe the nature of the relationships between the Company and each of the related note holders.  See paragraph 2.a. of SFAS No. 57.  Please provide the revised disclosure in your response.

Form 10-QSB for the Period Ended September 30, 2007

Item 3. Controls and Procedures, page

20.     In your response please make a determination regarding the chief executive officer and chief financial officer conclusions of the effectiveness of disclosure controls and procedures, at the reasonable assurance level, as of the end of the period covered by this interim filing.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief